UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART



Name of       Energy or     Date of       State of     Percentage   Nature of
reporting     gas-related   organization  organization of voting    business
company       company                                  securities
                                                       held
Unitil Corporation

 Unitil
 Resources, Inc.  Energy      5/26/93         NH         100%        Energy
                                                                     Marketing
                                                                     and
                                                                     Consulting

Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

	Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services


Sale of Survey Information. During the first quarter of 1997, Unitil Resources, in partnership with The Delahaye Group (a New Hampshire-based market research firm), began to market and sell a report analyzing the New Hampshire Pilot Program, and which provided the results of a survey completed in late 1996 of Pilot Program participants. The two entities are equally dividing the revenues from the sale of these reports, which are priced at $5,000. Unitil did not receive any revenue from this service in the second quarter of 1998.

Energy Marketing Activities

New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This program, which originally was scheduled to last 24 months, allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. The State of New Hampshire recently extended this program beyond the original 24 month period. Revenues generated from this activity during the second quarter of 1998 were $144,867.




ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate      Reporting
company        company       Type                     Net
advancing      receiving     of                       Change
funds          funds         transaction              in contributions

Unitil          Unitil       Capital contribution        400,000
Corporation     Resources
                Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate    Reporting
company      company       Types of     Direct    Indirect           Total
rendering    receiving     services     costs     costs     Cost of  amount
services     services      rendered     charged   charged   capital  billed

Unitil       Unitil        Energy       $17,712   $38,460      $0    $56,172
Service      Resources     Marketing
Corp.        Inc.          and
                           Consulting

        Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the second quarter of 1998 included regulatory, finance, accounting, marketing, energy management and administrative services.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)


Investments in Energy-related Companies:
   Total consolidated capitalization
   as of June 30, 1998                           $136,453
   Total capitalization multiplied by 15%                  20,468

   Greater of $50 million or line 2                                $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                               590

         Total current aggregate investment                   590

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                     $49,410



Investments in Gas-related Companies

	None.


ITEM 5 - OTHER INVESTMENTS



                          Other               Other             Reason for
Major line of             investment in       investment in     difference in
energy-related            last U-9C-3         this U-9C-3       other
business                  report              report            investment

Energy Marketing          $10,000 *             $0                  n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.















ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 1 of 2


Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

                                     June 30
ASSETS:                                1998

Current Assets:
   Cash                             $296,389
   Accounts Receivable                95,361
   Prepayments                         2,082
   Unbilled and Accrued Revenue       99,019
      Total Current Assets           492,851

Deferred Debits                        1,835

Total Assets                        $494,686

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Accounts Payable                  $72,858
   Taxes Accrued & Other              34,070
      Total Current Liabilities      106,928

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares        100
   Premium on Common Stock             9,900
   Miscellaneous Paid in Capital     590,000
   Retained Earnings                (212,242)
      Total Stockholder's Equity     387,758

Total Liabilities and Equity        $494,686



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 2 of 2



Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS
(UNAUDITED)

                                       Three Months        Six Months
                                          Ended              Ended
                                       June 30, 1998       June 30, 1998


Revenues:
  Electric Revenues                       $144,867          $303,955

Operating Expenses:
   Purchased Power                         188,202           365,987
   Administrative and General               82,205           126,363
      Total Operating Expenses             270,407           492,350

 Operating (Loss) Income                  (125,540)         (188,395)

 Nonoperating (Expense) Income              (1,162)           (3,833)

Income (Loss) Before Income Taxes         (126,702)         (192,228)
Income Taxes:
   Current Federal                         (43,079)          (65,358)
   Current State                              --                --
      Total Income Taxes                   (43,079)          (65,358)

Net (Loss) Income                         $(83,623)        $(126,870)



B.  Exhibits

None.



SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Unitil Corporation


                                                By:    /s/  Mark H. Collin
Dated: August 28, 1998                                      Treasurer






SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Unitil Corporation


                                                 By: Mark H. Collin
Dated:  August 28, 1998                              Treasurer